FULBRIGHT & JAWORSKI [redacted]
A REGISTERED LIMITED LIABILITY PARTNEI
666 FIFTH AVENUE, 31ST FLOC
NEW YORK, NEW YORK 10103-31
WWW.FULBRIGHT.COM

08002104

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

April 7, 2008

RECEIVED
2008 APR 23 P 2:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>

SUPPL

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
APR 25 2008
THOMSON REUTERS

dw4/24

45825963.1

FJH

Press release

FJA Feilmeier & Junker AG Switzerland appoints Richard Engström as new Managing Director

Munich, 7 April 2008 - FJA Feilmeier & Junker AG, a company of the FJH Group based in Zurich, has appointed Richard Engström (45) to the position of Managing Director from 1 April.

Swedish-born Richard Engström studied IT at the Institute of Technology in Stockholm and economics at the University of St. Gallen. He has lived and worked in Switzerland since 1988. Engström has many years of management experience in the software and consultancy industry and is a true expert in the Swiss insurance market. He comes to us from eBao Technology Europe AG where he was Executive Vice President.

As well as being a driving force in developing international business for the FJH Group, Engström will use the wide-ranging and effective products of the FJH Group and the numerous services it offers to help Swiss insurance companies take on the challenges they face.

About FJH:

FJH AG is a leading supplier of software and consulting for the insurance industry and other financial services. Under its brand name FJA the FJH Group offers a broad range of software solutions to support insurance companies and pension providers in all key areas and issues. Products include policy administration systems, process and document management software and point-of-service solutions through to systems for asset liability management and corporate management.

FJH has longstanding business relations with around half of all life insurers in Germany for whom it has successfully implemented numerous major projects over the last 28 years; its clients also include renowned health and non-life insurers. Globally, FJH's software is used for 26 countries on five continents, including the USA and Australia and a number of Eastern European countries.

Currently, the FJH Group employs around 450 people at its head office in Munich, its German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Switzerland, Austria, the USA and Slovenia.

The Company was founded in 1980 and has been listed on the Frankfurt Stock Exchange since February 2000. FJH AG was included in the Prime Standard index in January 2003.

For further information please contact:

FJH AG, Dorothea Kurtz, Elsenheimerstr. 65, D-80687 Munich,
Telefon 089 769 01 7002, Telefax 089 769 01 606, E-Mail dorothea.kurtz@fjh.com

END